PARAMOUNT RESOURCES LTD.
Calgary, Alberta
March 15, 2006
NEWS RELEASE:   PARAMOUNT RESOURCES LTD. ANNOUNCES EQUITY OFFERINGS
Paramount intends to issue, on an underwritten private placement basis, 600,000 common shares on a “flow-through” basis at $52.00 per share for gross proceeds of $31,200,000. Paramount has entered into an agreement with a syndicate of Canadian underwriters co-led by BMO Nesbitt Burns Inc., FirstEnergy Capital Corp., GMP Securities L.P. and Canaccord Capital Corporation and including CIBC World Markets Inc., TD Securities Inc., Scotia Capital Inc., Peters & Co Limited, Sprott Securities Inc. and Octagon Capital Corporation for the sale of the flow-through shares. In conjunction with the issuance of the flow-through shares, Paramount also intends to issue 600,000 common shares at $41.72 per share for proceeds of $25,032,000 to Clayton H. Riddell or companies controlled by Mr. Riddell, Paramount’s Chairman and Chief Executive Officer. Mr. Riddell currently beneficially owns or controls, directly or indirectly, approximately 50% of Paramount’s outstanding common shares.
The proceeds from the offerings will be used to fund a portion of Paramount’s 2006 exploration and development program. The completion of the offerings are subject to Paramount receiving all necessary regulatory approvals. The offerings are expected to close contemporaneously on March 30, 2006.
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.
     For further information, please contact:
Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600 Fax: (403) 262-7994